                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                               _________________

                          STATEMENT ON SCHEDULE 14D-1

             Tender Offer Statement Pursuant To Section 14(d)(1) of
                      the Securities Exchange Act of 1934
                               _________________

                           STATEMENT ON SCHEDULE 13D

                   Under the Securities Exchange Act of 1934

                               (Amendment No. 2)
                               _________________

             PS PARTNERS VI, LTD., A CALIFORNIA LIMITED PARTNERSHIP
                           (Name of Subject Company)
                               _________________

                              Public Storage, Inc.
                                    (Bidder)
                               _________________

                     Units of Limited Partnership Interest
                         (Title of Class of Securities)
                               _________________

                                      NONE
                     (CUSIP Number of Class of Securities)
                               _________________

                                 DAVID GOLDBERG
                              Public Storage, Inc.
                         701 Western Avenue, 2nd Floor
                        Glendale, California 91201-2397
                                 (818) 244-8080
          (Name, Address and Telephone Number of Person Authorized to
            Receive Notices and Communications on Behalf of Bidder)
                               _________________

                        CALCULATION OF REGISTRATION FEE
================================================================================
       Transaction Valuation*                       Amount of Filing Fee**
--------------------------------------------------------------------------------
            $10,530,000                                      $2,106

* This Tender Offer Statement on Schedule 14D-1 is being filed in connection with an Offer made by Public Storage, Inc. to acquire up to 30,000 of the outstanding units of limited partnership interest (the "Units") of PS Partners VI, Ltd., a California Limited Partnership (the "Partnership"). The total value of the transaction was estimated solely for purposes of calculating the filing fee.

  [__] Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

               Amount Previously Paid:  Not Applicable
               Form or Registration No.:
               Filing Party:
               Date Filed:

1)   Name of Reporting Person:  Public Storage, Inc.

   S.S. or I.R.S. Identification No. of Above Person:  95-3551121

2)   Check the Appropriate Box if a Member of a Group (See Instructions)
  [__]
  [__] (a)
_________________________________________________________________________

  [__]
  [__] (b)
_________________________________________________________________________

3)   SEC Use Only
   ______________________________________________________________________

4)   Sources of Funds (See Instructions):   WC

5) [__] Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(e) or 2(f).

6)   Citizenship or Place of Organization:  California

7) Aggregate Amount Beneficially Owned by Each Reporting Person: 77,595 units of limited partnership interest.

8) [__] Check if the Aggregate Amount in Row 7 Excludes Certain Shares (See Instructions).

9)   Percent of Class Represented by Amount in Row 7:  52%

10)  Type of Reporting Person (See Instructions):  CO

    This Statement on Schedule 14D-1 also constitutes Amendment No. 2 to Statement on Schedule 13D dated July 12, 1995, as previously amended and restated by Amendment No. 1 dated August 21, 1995, filed by Public Storage, Inc., formerly known as Storage Equities, Inc.

Item 1. Security and Subject Companies.
        ------------------------------

        (a) The name of the subject company is PS Partners VI, Ltd., a California Limited Partnership (the "Partnership"), and the address of its principal executive office is 701 Western Avenue, 2nd Floor, Glendale, California 91201-2397.

        (b) The class of securities to which this Statement relates is the units of limited partnership interest (the "Units") of the Partnership. There are 150,000 outstanding Units. The information set forth under "Introduction" and "The Offer" in the Offer to Purchase dated July 30, 1997 (the "Offer") annexed hereto as Exhibit (a)(1) is incorporated herein by reference.

        (c) The information set forth under "Market Prices of Units" in the Offer is incorporated herein by reference.

Item 2. Identity and Background.
        -----------------------

        (a)-(d); (g) This Statement is filed by Public Storage, Inc. (the "Company"), a California corporation located at 701 Western Avenue, 2nd Floor, Glendale, California 91201-2397. The information set forth under "Background and Purpose of the Offer" in the Offer and Schedule 5 thereto is incorporated herein by reference.

        (e)-(f) During the last five years, neither the Company nor, to the Company's best knowledge, any of the persons identified in response to 2(a) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of which any such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting activities subject to, federal or state securities laws or finding any violation of such laws.

Item 3. Past Contracts, Transactions or Negotiations with the Subject Company.
        ---------------------------------------------------------------------

        (a)-(b) The information set forth in "Background and Purpose of the Offer -- Relationships" and "Certain Related Transactions" in the Offer is incorporated herein by reference.

Item 4. Source and Amount of Funds or Other Consideration.
        -------------------------------------------------

        (a)-(b) The information set forth in "The Offer -- Source of Funds" in the Offer is incorporated herein by reference.

        (c)  Not applicable.

Item 5. Purpose of the Tender Offer and Plans or Proposals of the Bidder.
        ----------------------------------------------------------------

        (a)-(g) The information set forth in "Background and Purpose of the Offer," "Special Considerations" and "Effects of Offer on Non-Tendering Unitholders" in the Offer is incorporated herein by reference.

Item 6. Interest in Securities of the Subject Company.
        ---------------------------------------------

        (a) The Company beneficially owns 77,595 Units of the Partnership which represents approximately 52% of the outstanding Units. To the knowledge of the Company, none of its executive officers or directors owns any Units.

        (b) The information set forth in "Market Prices of Units -- General" in the Offer is incorporated herein by reference.

Item 7. Contracts, Arrangements, Understandings or Relationships with Respect to
        ------------------------------------------------------------------------
        the Subject Company's Securities.
        --------------------------------

        There are no contracts, arrangements, understandings or relationships between the Company and any person with respect to any Units of the Partnership, except as described in items 6 and 8 hereof.

Item 8. Persons Retained, Employed or to be Compensated.
        -----------------------------------------------

        The information set forth in "The Offer -- Soliciting Agent" in the Offer is incorporated herein by reference.

Item 9. Financial Statements of Certain Bidders.
        ---------------------------------------

        Not applicable.

Item 10.  Additional Information.
          ----------------------

        (a)-(e)  Not applicable.

        (f) The Offer and the Letter of Transmittal, Exhibits (a)(1) and (e)(1) hereto, are incorporated herein by reference in their entirety.

Item 11.  Material to be filed as Exhibits.
          --------------------------------

        See Exhibit Index contained herein.

                                   SIGNATURE
                                   ---------


        After due inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.


Dated:  July 29, 1997              PUBLIC STORAGE, INC.



                                   By:  /s/ HARVEY LENKIN
                                       ---------------------------------
                                       Harvey Lenkin
                                       President

                                 Exhibit Index
                                 -------------



Exhibit No.
-----------

  (a) (1)  Offer to Purchase dated July 30, 1997.

      (2)  Letter of Transmittal.

      (3)  Form of letters to Unitholders.

  (b) Not applicable.

  (c) Not applicable.

  (d) Not applicable.

  (e) Not applicable.

  (f) Not applicable.

  (g) Letter appraisal report by Nicholson-Douglas Realty Consultants, Inc. dated December 31, 1996.